AEON INDUSTRIES, INC.

TERMINATION STATEMENT

5/22/2026

Issuer Information

The issuer is Aeon Industries, Inc., a Nevada corporation (the "Issuer").

The Issuer was formed as "Aeon Industries LLC", a Nevada limited liability company on January 8, 2021 and was converted to a Nevada corporation with the name "Aeon Industries, Inc." on August 12, 2024.

The Co-Issuer is Aeonrv I, a series of Wefunder SPV, LLC, a Delaware limited liability company (the "Co-Issuer"). More information about the Co-Issuer can be found in the Form C for the original Regulation Crowdfunding offering filed with the Securities and Exchange Commission on August 22, 2024.

Reason for Termination of Reporting

The Issuer filed its Annual Report on Form C-AR for the fiscal year ended December 31, 2025. As of the date of this Form C-TR, the Issuer has fewer than 300 holders of record. Accordingly, pursuant to Rule 203(b) of Regulation Crowdfunding, the Issuer hereby terminates its ongoing reporting obligations under Section 4A of the Securities Act of 1933.

AEON INDUSTRIES, INC.

Signed by:
James Ritchie
F067593FB26A432...

James Ritchie, President

5/22/2026

Date